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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)


================================================================================
1. Name and Address of Reporting Person*

   Delta I Acquisition, Inc.
--------------------------------------------------------------------------------
   (Last) (First) (Middle)

   103 Foulk Road, Suite 200
--------------------------------------------------------------------------------
   (Street)

   Wilmington, Delaware 19803
--------------------------------------------------------------------------------
   (City) (State)  (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

   August 1, 2002
================================================================================
3. IRS Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Issuer Name and Ticker or Trading Symbol

   Omega Worldwide, Inc. (NASD: OWWI)
================================================================================
5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person

   [ x ] Form Filed by More than One Reporting Person


================================================================================
* If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
(1)  Common Stock, $0.10 par value               0(1)                    (1)                      (1)
------------------------------------------------------------------------------------------------------------------------------------
(2)
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1) This Form 3 is being filed by Delta I Acquisition, Inc. (the "Purchaser"), Four Seasons Health Care Limited (the "Parent"), Delta I Acquisition, LLC, Four Seasons Health Care (Capital) Limited, Four Seasons Health Care Holdings PLC, Four Seasons Health Care Investments Limited, Alchemy Partners (Guernsey) Limited and Alchemy Partners LLP (each a "Reporting Person" and collectively, the "Reporting Persons"). None of the Reporting Persons has any pecuniary interest in the shares of Common Stock, par value $0.10 (the "Common Stock") of Omega Worldwide, Inc. (the "Company") reported herein. The Reporting Persons, other than Alchemy Partners LLP, have beneficial ownership within the meaning of
Section 13(d) of the Securities Exchange Act of 1934 with respect to 5,119,646 shares of Common Stock. Such beneficial ownership of such shares of Common Stock is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies, dated as of August 1, 2002 (the "Tender and Option Agreements"), among the Purchaser, the Parent, the Company and certain holders of Common Stock (the "Stockholders") who beneficially own, in the aggregate, 4,859,646 shares of Common Stock. The shares of Common Stock beneficially owned by the Stockholders represent, in the aggregate, approximately 39.3% of the issued and outstanding shares of Common Stock (38.3% on a fully diluted basis). Pursuant to the Tender and Option Agreements, each of the Stockholders has
individually   agreed:   to  tender  in  the  Offer  (as  defined   below)  such
Stockholder's  shares of  Common  Stock;  to vote (or  cause to be  voted)  such
Stockholder's shares of Common Stock in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 1, 2002 (the "Merger Agreement") by and among the Purchaser, the Parent and the Company, pursuant to which the Purchaser is making an offer (the "Offer") to purchase all of the outstanding Common Stock of the Company; to grant proxies to the Purchaser and the Parent to vote such Stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to the Purchaser and the Parent an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock owned by such Stockholder, and (ii) the Stock Purchase Agreement, dated as of August 1, 2002 (the "Preferred Stock Purchase Agreement"), among Omega Healthcare Investors, Inc. ("OHI"), the Purchaser and the Parent, pursuant to which OHI has agreed to sell to the Purchaser 260,000 shares of Series C Preferred Shares of the Company; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to the Purchaser and the Parent to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement. The Merger Agreement requires the Purchaser to accept for payment and pay for all shares of Common Stock owned by the Stockholders if the Purchaser accepts for payment any shares of Common Stock pursuant to the Offer. If any shares of Common Stock owned by the Stockholders are for any reason withdrawn from the Offer or are not purchased pursuant to the Offer, such shares will remain subject to the terms of the Tender and Option Agreements until the termination of the Tender and Option Agreements. Alchemy Partners LLP is listed here solely because of its ownership of the entire issued share capital of Alchemy Partners (Guernsey) Limited. Alchemy Partners LLP disclaims beneficial ownership of the shares of Common Stock reported herein as beneficially owned by the other Reporting Persons.

                          ================================================================================
                                        Table II -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------

                                                              3. Title and Amount of Securities
                                                                 Underlying Derivative Security
                                   2. Date Exercisable           (Instr. 4)
                                      and Expiration Date     ---------------------------------
                                      (Month/Day/Year)                                    Amount
                                   ----------------------                                 or
                                   Date       Expira-                                     Number
1. Title of Derivative             Exer-      tion                                        of
   Security (Instr. 4)             cisable    Date            Title                       Shares
-------------------------          -------------------------------------------------------------------------------
(1)     None
------------------------------------------------------------------------------------------------------------------

                          --------------------------------------------------------------------------------
                                        Table II (cont.) -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------
                                                             5. Owner-
                                                                ship
                                                                Form of
                                                                Derivative
                                         4. Conver-             Securities:
                                            sion or             Direct           6. Nature of
                                            Exercise            (D) or              Indirect
                                            Price of            Indirect            Beneficial
1. Title of Derivative                      Derivative          (I)                 Ownership
   Security (Instr. 4)                      Security            (Instr.5)          (Instr. 5)
--------------------------------------------------------------------------------------------------------
(1)     None
========================================================================================================

Joint Filer Information
-----------------------


Name:                               Delta I Acquisition, LLC
Address:                            Emerson Court, Alderley Road, Wilmslow, Cheshire SK 9 1NX
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  August 1, 2002

Name:                               Four Seasons Health Care (Capital) Limited
Address:                            Emerson Court, Alderley Road, Wilmslow, Cheshire SK 9 1NX
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  August 1, 2002

Name:                               Four Seasons Health Care Holdings PLC
Address:                            Emerson Court, Alderley Road, Wilmslow, Cheshire SK 9 1NX
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  August 1, 2002

Name:                               Four Seasons Health Care Investments Limited
Address:                            Emerson Court, Alderley Road, Wilmslow, Cheshire SK 9 1NX
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  August 1, 2002

Name:                               Four Seasons Health Care Limited
Address:                            Emerson Court, Alderley Road, Wilmslow, Cheshire SK 9 1NX
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  August 1, 2002

Name:                               Alchemy Partners (Guernsey) Limited
Address:                            Trafalgar Court, Les Banques, St. Peter Port, Guernsey
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  August 1, 2002

Name:                               Alchemy Partners LLP
Address:                            20 Bedfordbury, London, WC2N 4B
Designated Filer:                   Delta I Acquisition, Inc.
Issuer and Trading Symbol:          Omega Worldwide, Inc. (NASD: OWWI)
Date of Event Requiring Statement:  August 1, 2002


DELTA I ACQUISITION, INC.

By: /s/ Laurence McNairn                                        8/12/02
--------------------------------                       -------------------------
   Name:  Laurence McNairn                             Date
   Title:  President



DELTA I ACQUISITION, LLC



By:  /s/ Hamilton D. Anstead                                   8/12/02
--------------------------------                       -------------------------
   Name:  Hamilton D. Anstead                          Date
   Title:  President



FOUR SEASONS HEALTH CARE (CAPITAL) LIMITED



By:  /s/ Hamilton D. Anstead                                   8/12/02
--------------------------------                       -------------------------
   Name:  Hamilton D. Anstead                          Date
   Title:  Director



FOUR SEASONS HEALTH CARE HOLDINGS PLC



By:  /s/ Hamilton D. Anstead                                   8/12/02
--------------------------------                       -------------------------
   Name:  Hamilton D. Anstead                          Date
   Title:  Director



FOUR SEASONS HEALTH CARE INVESTMENTS LIMITED



By:  /s/ Hamilton D. Anstead                                   8/12/02
--------------------------------                       -------------------------
   Name:  Hamilton D. Anstead                          Date
   Title:  Director

 FOUR SEASONS HEALTH CARE LIMITED



By:  /s/ Hamilton D. Anstead                                    8/12/02
--------------------------------                       -------------------------
   Name:  Hamilton D. Anstead                          Date
   Title:  Director



 ALCHEMY PARTNERS (GUERNSEY) LIMITED



By:  /s/ Laurence McNairn                                       8/12/02
--------------------------------                       -------------------------
   Name:  Laurence McNairn
   Title:  Director



ALCHEMY PARTNERS LLP



By:  /s/ Martin Bolland                                         8/12/02
--------------------------------                       -------------------------
   Name:  Martin Bolland
   Title: Partner
                                         -6-